Exhibit 99.1

Coincheck Reports Financial Results for First Quarter of Year Ending March 31, 2026
First Quarter Total Revenue Increased 12% Year-over-Year and Decreased 27% Quarter-over-Quarter
Amsterdam, Netherlands – August 07, 2025 – Coincheck Group N.V. (Nasdaq: CNCK) (“Coincheck Group” or the “Company”), a Dutch public limited liability company and the holding company of Coincheck, Inc. (“Coincheck”), a leading Japanese crypto exchange company, today reported financial results for the first quarter of the fiscal year ending March 31, 2026 (“fiscal 2026”). References to “fiscal 2025” mean the fiscal year ended March 31, 2025.
Financial Highlights:1
Certain Year-Over-Year Highlights
•Total revenue increased 12%, to ¥84.0 billion ($583 million) in the first quarter of fiscal 2026 from ¥75.3 billion ($522 million) in the first quarter of fiscal 2025.
•Gross margin2 decreased 13%, to ¥2,701 million ($19 million) in the first quarter of fiscal 2026 from ¥3,118 million ($22 million) in the first quarter of fiscal 2025.
•Verified Accounts3 increased 14%, to 2,351,223 as of June 30, 2025 from 2,060,379 as of June 30, 2024.
•Customer Assets4 increased 34%, to ¥1,000.3 billion ($6,938 million) as of June 30, 2025 from ¥747.9 billion ($5,188 million) as of June 30, 2024.
•Marketplace Trading Volume5 decreased 16%, to ¥61.5 billion ($427 million) for the first quarter of fiscal 2026 from ¥73.0 billion ($506 million) for the first quarter of fiscal 2025. Fluctuations in Marketplace Trading Volume are usually driven by crypto-asset industry market volumes and conditions generally, and the size and level of trading activity at Coincheck specifically, as well as market-price fluctuations in the crypto assets frequently traded.
•Net loss was ¥1,377 million ($9.5 million) in the first quarter of fiscal 2026 compared to Net profit of ¥436 million ($3.0 million) in the first quarter of fiscal 2025. Components contributing to Net loss results in the first quarter of fiscal 2026 included share-based compensation of ¥298 million ($2.1 million), loss from the change in fair value of warrant liability of ¥223 million ($1.5 million) and total transaction expenses of ¥143 million ($1.0 million).
1 References in this announcement to “¥” are to Japanese Yen and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥144.17 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of June 30, 2025.
2 Gross margin is defined as total revenue less cost of sales.
3 Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts.
4 Cryptocurrencies held for customers + fiat currency deposited by customers, on a J-GAAP basis. This does not include NFTs.
5 Marketplace Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s marketplace platform.

•Adjusted EBITDA6 was negative ¥399 million ($2.8 million) in the first quarter of fiscal 2026 compared to ¥1,014 million ($7.0 million) in the first quarter of fiscal 2025.
Certain Quarter-Over-Quarter Highlights
•Total revenue decreased 27%, to ¥84.0 billion ($583 million) in the first quarter of fiscal 2026, compared to ¥114.6 billion ($795 million) in the fourth quarter of fiscal 2025.
•Gross margin decreased 24%, to ¥2.7 billion ($19 million) in the first quarter of fiscal 2026, compared to ¥3.5 billion ($25 million) in the fourth quarter of fiscal 2025.
•Verified Accounts increased 3%, to 2,351,223 as of June 30, 2025 from 2,291,103 as of March 31, 2025.
•Customer Assets increased 16%, to ¥1,000.3 billion ($6,938 million) as of June 30, 2025 from ¥859.2 billion ($5,960 million) as of March 31, 2025.
•Marketplace Trading Volume decreased 33%, to ¥61.5 billion ($427 million) for the first quarter of fiscal 2026 from ¥92.0 billion ($638 million) for the fourth quarter of fiscal 2025.
•Net loss was ¥1,377 million ($9.5 million) in the first quarter of fiscal 2026 compared to Net profit of ¥642 million ($4 million) in the fourth quarter of fiscal 2025. Components contributing to the Net loss results in the first quarter of fiscal 2026 included share-based compensation of ¥298 million ($2.1 million), loss from the change in fair value of warrant liability of ¥223 million ($1.5 million) and total transaction expenses of ¥143 million ($1.0 million).
•Adjusted EBITDA6 was negative ¥399 million ($2.8 million) in the first quarter of fiscal 2026 compared to ¥719 million ($5.0 million) in the fourth quarter of fiscal 2025.
Fiscal 2026 First Quarter Strategic and Operational Highlights:
•The Company launched "Coincheck Staking" on January 13, 2025, allowing users to automatically earn Ethereum (ETH) simply by depositing ETH with Coincheck for staking rewards. The staking revenue, of which Coincheck (together with the third-party staking platform, or node operator, used) retain approximately 30% (the remainder is delivered to the customer ), increased to ¥381 million ($2.6 million) in the first quarter of fiscal 2026, compared to ¥61 million ($0.4 million) in the fourth quarter of fiscal 2025. The Company acquired Next Finance Tech. Co., Ltd., a staking platform service company in March 2025, and is working to also use Next Finance’s staking platform to reduce the share of the staking rewards shared with the third-party provider. The Company is also in the early stages of exploring separate revenue-generating business relationships for Next Finance with third parties.
•The Company recently announced a strategic business relationship with Mercoin, a subsidiary of Mercari, Inc., one of the biggest C2C marketplaces in Japan, to expand Coincheck’s customer base by allowing Mercari’s customer base to open and use Coincheck accounts from within Mercari’s customer app.
Webcast and Conference Call
Coincheck Group will host a live webcast to discuss its results today at 5:00 pm ET. The call will be hosted by the following members of Coincheck Group’s management: Gary Simanson, CEO, and Jason Sandberg, CFO. The conference call can be accessed live via webcast from the Company’s investor relations website at https://www.coincheckgroup.com/news-events/ir-calendar. A replay will be available on the investor relations website following the call. The conference call can also be accessed over the phone by dialing (800) 245-3047 or (203) 518-9765; the Conference ID is CNCKQ1.
About Coincheck Group N.V.
6 Adjusted EBITDA is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below. Adjusted EBITDA is being calculated differently for the first quarter of fiscal 2026 than it was calculated for the fourth quarter of fiscal 2025, as further explained under “Non-IFRS financial measures” and “Reconciliation of Adjusted EBITDA.”

Headquartered in the Netherlands, Coincheck Group N.V. (NASDAQ: CNCK) is a public limited liability company and the holding company for Coincheck, Inc. Coincheck operates one of the largest multi-cryptocurrency marketplaces and crypto asset exchanges in Japan and is regulated by the Japan Financial Services Agency. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services. Coincheck also leverages its ownership of Next Finance Tech Co., Ltd. to offer staking services to retail customers and corporate clients.
Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about trading, future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) changes in the cryptocurrency and digital asset markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (ii) changes in global political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effects of inflation, trade policies and government regulation; (iii) changes in economic conditions and consumer sentiment in Japan; (iv) the price of crypto assets and volume of transactions on the Company’s platform; (v) the development, utility and usage of crypto assets; (vi) demand for any particular crypto asset; (vii) cyberattacks and security breaches on the Company platform; (viii) the Company’s ability to introduce new products and services, (ix) the Company’s ability to execute its growth strategies, including identifying and executing acquisitions, (x) the success, continued success, or lack thereof, regarding the Company's staking award program, Next Finance's staking platform and other potential commercial relationships, and the strategic relationship with Mercoin/Mercari, and (xi) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Non-IFRS financial measures
EBITDA and Adjusted EBITDA
In addition to the Company’s results determined in accordance with IFRS Accounting Standards, the Company presents EBITDA and Adjusted EBITDA, non-IFRS measures, because the Company believes they are useful in evaluating its operating performance.
EBITDA represents net profit (loss) for the period before the impact of taxes, interest, depreciation, and amortization of intangible assets, and Adjusted EBITDA represents EBITDA, further adjusted mainly for transaction expenses that are directly attributable to the business combination with Thunder Bridge Capital Partners IV, Inc., accounted for as a reverse recapitalization, and including Nasdaq listing expenses incurred in connection with that business combination, and the other items explained in this paragraph. Adjusted EBITDA is being calculated differently for the first quarter of fiscal 2026 than it was previously calculated for the fourth quarter of fiscal 2025. When the Company announced its financial results on May 13, 2025 for the fourth quarter of fiscal 2025, the further adjustment to calculate Adjusted EBITDA consisted only of transaction expenses. For the first quarter of fiscal 2026, (a) further adjustments were made for the non-cash expenses of share-based compensation and change in fair value of warrant liability, and (b) in the quarter-over-quarter comparison published today, change in fair value of warrant liability was also included in Adjusted EBITDA for the fourth quarter of fiscal 2025 (it was not included as an adjustment for Adjusted EBITDA for the fourth quarter of fiscal 2025 in the Company’s financial results published May 13, 2025). There was no share-based compensation in the fourth quarter or first quarter of fiscal 2025, and no change in fair value of warrant liability in the first quarter of fiscal 2025. See, also, the notes under “Reconciliation of Adjusted EBITDA.”
The Company uses EBITDA and Adjusted EBITDA to evaluate its ongoing operations and for internal planning and forecasting purposes and believes that EBITDA and Adjusted EBITDA may be helpful to investors because they provide consistency and comparability with past financial performance. However, EBITDA and Adjusted EBITDA are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.
A reconciliation is provided below for each non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures, and not to rely on any single financial measure to evaluate Coincheck Group’s business.
Please see tables on the following pages for reconciliations of non-IFRS financial measures.
U.S. Dollar financial information
For the convenience of the reader, where applicable, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥144.17 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of June 30, 2025.
This information is intended to be reviewed in conjunction with the Company’s filings with the SEC.

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen
	For the three months ended
	June 30,	June 30,	March 31,
(in millions)	2025	2024	2025
Revenue:
Revenue	¥83,553	¥75,294	¥114,489
Other revenue	436	6	90
Total revenue	83,989	75,300	114,579

Expenses:
Cost of sales	81,288	72,182	111,034
Selling, general and administrative expenses	3,571	2,474	3,556
Total expenses	84,859	74,656	114,590
Operating profit (loss)	(870)	644	(11)

Other income and expenses:
Financial income	1	23	972
Financial expenses	(251)	(23)	(11)
Other income	1	8	5
Other expenses	(132)	(7)	(72)
Profit (loss) before income taxes	(1,251)	645	883
Income tax expense	126	209	241
Net profit (loss) for the period attributable to owners of the Company	¥(1,377)	¥436	¥642

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	June 30,	June 30,
(in millions)	2025	2025
Revenue:
Revenue	¥83,553	$579.5
Other revenue	436	3.0
Total revenue	83,989	582.6

Expenses:
Cost of sales	81,288	563.8
Selling, general and administrative expenses	3,571	24.8
Total expenses	84,859	588.6
Operating profit (loss)	(870)	(6.0)

Other income and expenses:
Financial income	1	0.0
Financial expenses	(251)	(1.7)
Other income	1	0.0
Other expenses	(132)	(0.9)
Profit (loss) before income taxes	(1,251)	(8.7)
Income tax expense	126	0.9
Net profit (loss) for the period attributable to owners of the Company	¥(1,377)	$(9.5)
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen
	As of June 30,	As of March 31,
(in millions)	2025	2025
Assets
Current assets:
Cash and cash equivalents	¥10,636	¥8,584
Cash segregated as deposits	49,843	51,655
Crypto assets held	53,613	44,680
Customer accounts receivable	1,114	1,086
Other financial assets	109	62
Other current assets	653	1,035
Total current assets	115,968	107,102
Non-current assets:
Property and equipment	1,795	1,909
Intangible assets	2,546	2,401
Crypto assets held	115	43
Other financial assets	531	433
Deferred tax assets	264	386
Total non-current assets	5,251	5,172
Total assets	¥121,219	¥112,274
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	¥50,993	¥50,911
Crypto asset borrowings	53,307	44,479
Other financial liabilities	4,420	2,826
Income taxes payable	58	799
Excise tax payable	291	303
Other current liabilities	483	536
Total current liabilities	109,552	99,854
Non-current liabilities:
Other financial liabilities	806	901
Warrant liability	615	410
Provisions	341	340
Total non-current liabilities	1,762	1,651
Total liabilities	111,314	101,505
Equity:
Ordinary shares	213	213
Capital surplus	13,317	13,317
Share-based payment reserve	306	—
Treasury shares	(4)	(4)
Foreign currency translation adjustment	220	13
Retained earnings (accumulated deficit)	(4,147)	(2,770)
Total equity	9,905	10,769
Total liabilities and equity	¥121,219	¥112,274

COINCHECK GROUP N.V. and subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen	United States Dollar*
	As of June 30,	As of June 30,
(in millions)	2025	2025
Assets
Current assets:
Cash and cash equivalents	¥10,636	$73.8
Cash segregated as deposits	49,843	345.7
Crypto assets held	53,613	371.9
Customer accounts receivable	1,114	7.7
Other financial assets	109	0.8
Other current assets	653	4.5
Total current assets	115,968	804.4
Non-current assets:
Property and equipment	1,795	12.5
Intangible assets	2,546	17.7
Crypto assets held	115	0.8
Other financial assets	531	3.7
Deferred tax assets	264	1.8
Total non-current assets	5,251	36.4
Total assets	¥121,219	$840.8
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	¥50,993	$353.7
Crypto asset borrowings	53,307	369.8
Other financial liabilities	4,420	30.7
Income taxes payable	58	0.4
Excise tax payable	291	2.0
Other current liabilities	483	3.4
Total current liabilities	109,552	759.9
Non-current liabilities:
Other financial liabilities	806	5.6
Warrant liability	615	4.3
Provisions	341	2.4
Total non-current liabilities	1,762	12.2
Total liabilities	111,314	772.1
Equity:
Ordinary shares	213	1.5
Capital surplus	13,317	92.4
Share-based payment reserve	306	2.1
Treasury shares	(4)	(0.0)
Foreign currency translation adjustment	220	1.5
Retained earnings (accumulated deficit)	(4,147)	(28.8)
Total equity	9,905	68.7
Total liabilities and equity	¥121,219	$840.8
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen
	For the three months ended
	June 30,	June 30,	March 31,
	2025	2024	2025
Reconciliation of EBITDA:
Net profit (loss) for the period	¥(1,377)	¥436	¥642
Add: Income tax expenses	126	209	241
Profit before income taxes	(1,251)	645	883
Add: Interest expense	24	7	16
Add: Depreciation and amortization	164	183	253
EBITDA	¥(1,063)	¥835	¥1,152

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen
	For the three months ended
	June 30,	June 30,	March 31,
	2025	2024	2025
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the period	¥(1,377)	¥436	¥642
Add: Income tax expenses	126	209	241
Profit before income taxes	(1,251)	645	883
Add: Interest expense	24	7	16
Add: Transaction expenses excluding listing expense[6]	143	179	540
Add: Change in fair value of warrant liability[7]	223	—	(973)
Add: Share-based compensation[8]	298	—	—
Add: Depreciation and amortization	164	183	253
Adjusted EBITDA	¥(399)	¥1,014	¥719
Prior to the first quarter of fiscal 2026, the Company had no share-based compensation expense. In evaluating how Adjusted EBITDA should be calculated for the first quarter of fiscal 2026 (and the foreseeable future), the Company considered, in addition to transaction expenses, the non-cash expenses of (i) share-based compensation, the majority of which consisted of Coincheck Group restricted share unit awards granted to two of Coincheck, Inc.’s co-founders, and other restricted share unit awards related to the business combination with Thunder Bridge Capital Partners IV, and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price. The Company believes that showing its EBITDA results, further adjusted to exclude share-based compensation and change in fair value of warrant liability, can present a clearer view of the Company’s operational performance, and is helpful to view together with EBITDA and net profit or loss.
6 Transaction expenses were mainly cash expenses related to Company business acquisition activities.
7 Change in fair value of warrant liability was non-cash expenses (incomes) related to change in fair value of warrant liability.
8 Share-based compensation was non-cash expenses for restricted share units, which were granted to managing directors and officers, board members and other qualified employees and non-employee consultants.

COINCHECK GROUP N.V. and subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	June 30,	June 30,
	2025	2025
Reconciliation of EBITDA:
Net profit (loss) for the period	¥(1,377)	$(9.5)
Add: Income tax expenses	126	0.9
Profit before income taxes	(1,251)	(8.7)
Add: Interest expense	24	0.2
Add: Depreciation and amortization	164	1.1
EBITDA	¥(1,063)	$(7.4)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	June 30,	June 30,
	2025	2025
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the period	¥(1,377)	$(9.5)
Add: Income tax expenses	126	0.9
Profit before income taxes	(1,251)	(8.7)
Add: Interest expense	24	0.2
Add: Transaction expenses excluding listing expense	143	1.0
Add: Change in fair value of warrant liability	223	1.5
Add: Share-based compensation	298	2.1
Add: Depreciation and amortization	164	1.1
Adjusted EBITDA	¥(399)	$(2.8)

* Convenience Translation into U.S. Dollars